UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*


                    PARK PHARMACY CORPORATION
----------------------------------------------------------------
                        (Name of Issuer)

                 Common Stock, par value $0.0001
----------------------------------------------------------------
                 (Title of Class of Securities)

                           700678 10 5
 ---------------------------------------------------------------
                         (CUSIP Number)

                     William L. Rivers, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
                      Dallas, Texas  75201
                          214.761.2100
 --------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 30, 2001
 --------------------------------------------------------------
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:  700678 10 5                           Schedule 13D
=================================================================
=

(1)  Name of Reporting Person                       Carl S. Moses

     I.R.S. Identification
     Nos. of Above Person (entities only)

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        SC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           United States

     Number of Shares    (7)  Sole Voting                 203,420
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each                Power

     Reporting Person    (9)  Sole Dispositive            203,420
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                  203,420
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        3.0%*
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               IN


=================================================================
* Because all outstanding shares of Series A Preferred Stock participate in the right to vote with the Common Stock (with each share of Series A Preferred Stock representing 10 votes), the shares beneficially owned by the Reporting Person represent 0.5% of the outstanding voting power of the Issuer.

CUSIP NUMBER:  700678 10 5                           Schedule 13D
=================================================================

(1)  Name of Reporting Person                       Cynthia Moses

     I.R.S. Identification
     Nos. of Above Person (entities only)

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        SC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           United States

     Number of Shares    (7)  Sole Voting                  21,173
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive             21,173
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                   21,173
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        3.1%*
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               IN


=================================================================
* Because all outstanding shares of Series A Preferred Stock participate in the right to vote with the Common Stock (with each share of Series A Preferred Stock representing 10 votes), the shares beneficially owned by the Reporting Person represent 0.5% of the outstanding voting power of the Issuer.

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.
          ------------------

     This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Park Pharmacy Corporation, a Colorado corporation (the "Issuer") and is being filed by Carl S. Moses and Cynthia Moses, jointly (the "Reporting Persons"). The Issuer's principal executive offices are located at 10711 Preston Road, Suite 250, Dallas, Texas 75230.

ITEM 2.   Identity and Background.
          ----------------------

     (a) Name. The names of the Reporting Persons are Carl S. Moses and Cynthia Moses. The Reporting Persons have included as Appendix A to this Statement on Schedule 13D an agreement in writing that this Statement is filed on behalf of each of them.

     (b) Residence or Business Address. The business address for the Reporting Persons is 2016 East Randol Mill
          Road, Ste. 403, Arlington, Texas 76011.

     (c)  Occupation and Employment.  Not applicable.

(d) and (e) Proceedings. During the previous five (5) years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Reporting Persons been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship.  The Reporting Persons are citizens of the
          United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

      The Reporting Persons are the beneficial owners of 41,515 shares of the Issuer's Series A Preferred Convertible Stock ("Preferred Stock") which is convertible into 415,150 shares of Common Stock as of June 30, 2001, which they acquired pursuant to the terms of an Agreement and Plan of Merger dated March 31, 2000 ("Agreement") between the Issuer and the Reporting Persons relative to Total Pharmacy Supply, Inc., a Texas corporation ("Target"). Pursuant to the terms of the Agreement, the Reporting Persons exchanged all of their respective shares in the Target for an aggregate of 41,515 shares of Preferred Stock of the Issuer ("Exchange").

ITEM 4.  Purpose of Transaction.

      The shares of Common Stock acquired (or deemed to have been acquired) by the Reporting Persons as a result of the Exchange
discussed in Item 3 were acquired for investment purposes.   The
Reporting Persons intend to periodically review their respective investment in the Issuer and, based on a number of factors, including such Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

      The Reporting Persons do not have any current plans or proposals which would relate to or would result in:

     * any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     * a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
     * any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     * any material change in the present capitalization or dividend policy of the Issuer;
     * any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;
     * changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
     * causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     * a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or
     *    any action similar to any of those enumerated above.

     The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

ITEM 5.   Interests in Securities of the Issuer.
          ------------------------------------

     (a) Aggregate Number and Percentage of Securities. The Reporting Persons are the beneficial owners of 41,515 shares of Preferred Stock of the Issuer representing a right to receive 415,150 shares of Common Stock of the Issuer, representing approximately 6.0% of the class (based upon 6,499,651 shares of Common Stock outstanding on July 3, 2001). Because all outstanding shares of Preferred Stock participate in the right to vote with the Common Stock (with each share of Preferred Stock representing 10 votes), the aggregate shares beneficially owned by the Reporting Persons represent 1.1% of the outstanding voting power of the Issuer (based upon 6,499,651 shares of Common Stock and 3,020,430 shares of Preferred Stock outstanding on July 3, 2001).

     (b) Power to Vote and Dispose. Carl S. Moses has sole voting and dispositive power over 18,308 of the 41,515 shares of Preferred Stock identified in response to
          Item 5(a) above. Cynthia has sole voting and dispositive power over 19,056 of the 41,515 shares of Preferred Stock identified by in response to Item 5(a) above.

     (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Persons have not effected any other transactions in the Issuer's securities, including its right to receive shares of Common Stock, within sixty (60) days preceding the date hereof.

     (d) Certain Rights of Other Persons. Cynthia Moses has a community property interest in the shares identified as beneficially owned by Carl S. Moses on his cover page. Carl S. Moses has a community property interest in the shares identified as beneficially owned by Cynthia Moses on her cover page.

     (e)  Date Ceased to be a 5% Owner.  Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.
          -----------------------------------------------------

     The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   Material to be Filed as Exhibits.
          -------------------------------

     Agreement and Plan of Merger dated March 31, 2000, filed as
Exhibit 2.1 to the Issuer's Form 8-K on April 14, 2000, is incorporated herein by reference.

     After reasonable inquiry, and to the best of the Reporting
Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  July 19, 2001


                              /s/  CARL S. MOSES
                              -----------------------------
                                   CARL S. MOSES

Date:  July 19, 2001


                              /s/  CYNTHIA MOSES
                              -----------------------------
                                   CYNTHIA MOSES


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (See 18 U.S.C.  1001).

                           Appendix A
                           ----------

                     JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Park Pharmacy, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 19th day of July, 2001.



                              /s/  CARL S. MOSES
                         -----------------------------
                             CARL S. MOSES



                              /s/  CYNTHIA MOSES
                         -----------------------------
                             CYNTHIA MOSES